# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LUXURBAN HOTELS INC., CIK 0001893311
CUSIP: 21985R105
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 2125 BISCAYNE BLVD, 2125 BISCAYNE BLVD, MIAMI, Florida (FL), 33137
Date of event which requires filing of this statement: 10/29/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001564744-23-000002
Filed by CIK 0001564744

## Reporting persons
- Goudy Park Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,405,497; sole dispositive power 0; shared dispositive power 2,405,497; aggregate amount beneficially owned 2,405,497 (1.6% of the class)
- Goudy Park Management, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,684,732; sole dispositive power 0; shared dispositive power 2,684,732; aggregate amount beneficially owned 2,684,732 (1.8% of the class)
- DEYOUNG JAMES W: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,684,732; sole dispositive power 0; shared dispositive power 2,684,732; aggregate amount beneficially owned 2,684,732 (1.8% of the class)

## Item 1. Issuer
Name of issuer: LUXURBAN HOTELS INC.
Address of issuer's principal executive offices: 2125 BISCAYNE BLVD, 2125 BISCAYNE BLVD, MIAMI, FLORIDA, 33137.

## Item 2. Person Filing
Name of person filing:
(i) Goudy Park Capital LP
(ii) Goudy Park Management, LLC
(iii) James W. DeYoung Jr.
Address of principal business office or, if none, residence:
(i) Goudy Park Capital LP
c/o Goudy Park Management, LLC
249 Queens Lane
Palm Beach, FL 33480

(ii) Goudy Park Management, LLC
249 Queens Lane
Palm Beach, FL 33480

(iii) James W. DeYoung Jr.
c/o Goudy Park Management, LLC
249 Queens Ave
Palm Beach, FL 33480
Citizenship:
(i) Goudy Park Capital LP ? DE
(ii) Goudy Park Management, LLC ? DE
(iii) James W. DeYoung Jr. ? USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(i) Goudy Park Capital LP
(a) Amount Beneficially Owned: 2,405,497

(i) Goudy Park Management, LLC
(a) Amount Beneficially Owned: 2,684,732

(i) James W. DeYoung Jr.
(a) Amount Beneficially Owned: 2,684,732
Percent of class:
(i) Goudy Park Capital LP
(b) Percent of Class: 1.58%

(i) Goudy Park Management, LLC
(b) Percent of Class: 1.77%

(i) James W. DeYoung Jr.
(b) Percent of Class: 1.77%
Sole power to vote or to direct the vote:
(i) Goudy Park Capital LP
(c)(i) Sole power to vote or to direct the vote: 0

(i) Goudy Park Management, LLC
(c)(i) Sole power to vote or to direct the vote: 0

(i) James W. DeYoung Jr.
(c)(i) Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
(i) Goudy Park Capital LP
(c)(ii) Shared power to vote or to direct the vote: 2,405,497

(i) Goudy Park Management, LLC
(c)(ii) Shared power to vote or to direct the vote: 2,684,732

(i) James W. DeYoung Jr.
(c)(ii) Shared power to vote or to direct the vote: 2,684,732
Sole power to dispose or to direct the disposition:
(i) Goudy Park Capital LP
(c)(iii)Sole power to dispose or to direct the disposition of: 0

(i) Goudy Park Management, LLC
(c)(iii)Sole power to dispose or to direct the disposition of: 0

(i) James W. DeYoung Jr.
(c)(iii)Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
(i) Goudy Park Capital LP
(c)(iv)Shared power to dispose or to direct the disposition of: 2,405,497

(i) Goudy Park Management, LLC
(c)(iv)Shared power to dispose or to direct the disposition of: 2,684,732

(i) James W. DeYoung Jr.
(c)(iv)Shared power to dispose or to direct the disposition of: 2,684,732

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Goudy Park Management, LLC is an Exempt Reporting Adviser with the SEC. Goudy Park Management, LLC, which serves as the general partner to Goudy Park Capital, LP (the "Fund") and other private funds (collectively, the "Funds") may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. James W. DeYoung Jr., as Managing Member of Goudy Park Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Goudy Park Management, LLC and Mr. DeYoung Jr. expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Goudy Park Management, LLC or Mr. DeYoung Jr. are the beneficial owner of any of the securities reported herein.

The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Goudy Park Capital, L.P.: James W DeYoung, Managing Member (10/31/2024)
- Goudy Park Management, LLC: James DeYoung, Managing Member (10/31/2024)
- DEYOUNG JAMES W: James W DeYoung, Managing Member (10/31/2024)